Exhibit 2

SUPPLEMENTAL INFORMATION TO THE AGENDA FOR THE GENERAL MEETING OF HOLDERS OF NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES “CEMEX.CPO” OF CEMEX, S.A.B. DE C.V. TO BE HELD ON SEPTEMBER 11, 2014

Why is this CPO Holders’ Meeting being called?

The CPO Holders’ vote is required to modify Clauses Twelve and Nineteen of Trust Agreement number 111033-9, dated September 6, 1999, pursuant to which the ordinary participation certificates, or CPO, “CEMEX.CPO” are issued (as amended, from time to time, the “Trust”), entered into by and between Banco Nacional de México, Sociedad Anónima, Integrante del Grupo Financiero Banamex, División Fiduciaria, as Trustee, and CEMEX, S.A.B. de C.V. (“CEMEX”) as Trustor, in order to: (A) appoint a new Chairman of the Trust’s Technical Committee (the “Trust Technical Committee Chairman”) as a consequence of Mr. Lorenzo H. Zambrano’s passing. Mr. Zambrano was the Chairman of CEMEX’s Board of Directors and the Chairman of the Trust’s Technical Committee; (B) include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence; (C) eliminate references to Examiner (Comisario), a position that is not applicable to Publicly Traded Stock Corporation such as CEMEX; and (D) conform the Trust to the provisions of Articles 228-S and 220 of the Law on Securities and Credit Operations (Ley General de Títulos y Operaciones de Crédito), regarding quorum and voting requirements.

What is the rationale for the proposed amendments to the Trust?

On May 12, 2014, Mr. Lorenzo H. Zambrano, CEMEX’s Board of Directors Chairman and the Trust Technical Committee Chairman passed away. The Trust currently provides Mr. Lorenzo H. Zambrano authority to appoint, replace or remove the members of the Technical Committee; however there is no reference to the process to be followed in the event of permanent absence of the Trust Technical Committee Chairman. On May 15, 2014, CEMEX’s Board of Directors appointed Mr. Rogelio Zambrano Lozano as its Chairman. In regards with the aforementioned, it is necessary for CPO Holders to approve the amendments to Clause Twelve of the Trust in order to appoint the Trust Technical Committee Chairman and include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence.

Likewise, it is necessary for CPO Holders to approve the amendments to Clause Nineteen of the Trust, which currently requires a 100% quorum in order to modify the clause concerning the integration and operation of the Trust’s Technical Committee, and which currently exceeds what is required by applicable law, therefore it is necessary to modify the Trust in order for it to conform to the provisions of Articles 228-S and 220 of the current Law on Securities and Credit Operations (Ley General de Títulos y Operaciones de Crédito), which provide that holders of at least 75% of the outstanding CPOs must be present at CPO Holders’ Meetings and resolutions must be approved by the affirmative vote by a majority of the votes validly cast by CPO Holders.

What would the amendments to the Trust Agreement consist of?

On Item I of the Agenda, it will be proposed to amend Clause Twelve of the Trust in order to: (A) appoint Mr. Rogelio Zambrano Lozano, current Chairman of CEMEX’s Board of Directors, as the Trust Technical Committee Chairman; and (B) include a procedure for the appointment of the Trust Technical Committee Chairman in the event of resignation, death, disability, absence or any other similar cause which results in his or her permanent absence. As per the terms of Article 143 of the General Law of Business Companies (Ley General de Sociedades Mercantiles), said procedure would be as follows: in the event of resignation, death, disability, absence or any other similar cause which results in the permanent absence of the Trust Technical Committee Chairman, then the new Trust Technical Committee Chairman would be the member of CEMEX’s Board of Directors that is next in the order of appointment of CEMEX’s Board of Directors approved at the CEMEX Ordinary Shareholders’ Meeting immediately preceding the act or event.

On Item II of the Agenda, it will be proposed to amend Clause Nineteen of the Trust in order to conform it to the provisions of Articles 228-S and 220 of the current Law on Securities and Credit Operations (Ley General de Títulos y Operaciones de Crédito), regarding quorum and voting requirements at CPO Holders’ Meetings. Therefore, it will be discussed and, if agreed, approved by CPO Holders to amend Article 19 of the Trust so that in the future, holders of at least 75% of the outstanding CPOs must be present at CPO Holders’ Meetings and resolutions must be approved by the affirmative vote by a majority of the votes validly cast by CPO Holders, in order to modify the clause concerning the integration and operation of the Trust’s Technical Committee as provided in applicable law.

In regards to Item I of the Agenda, as the current terms of the Trust require a quorum of 100% and approval by unanimous vote of all CPO Holders in order to appoint a new Trust Technical Committee Chairman, it is very likely that the appointment of Mr. Rogelio Zambrano Lozano as the Trust’s Technical Committee Chairman will not be approved at this CPO Holders’ Meeting as it is probable that we will not have a quorum of 100% of CPO Holders in attendance. We do, however, expect that the amendments referenced in Item II of the Agenda will be approved, which would allow us to call another CPO Holders’ Meeting to propose the appointment of Mr. Rogelio Zambrano Lozano as the Trust’s Technical Committee Chairman. Approval of the appointment at that later CPO Holders’ Meeting would only require a quorum of at least 75% of CPO Holders in attendance and the affirmative vote by a majority of the votes validly cast by CPO Holders.

Where can I get more information about CEMEX’s capital stock?

For complete information about CEMEX’s CPOs, ADSs and common stock, you should visit our website at www.cemex.com and read CEMEX’s public filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

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